Exhibit 3.2

EXTRACT OF THE MEMORANDUM OF RESOLUTIONS BY THE DIRECTOR OF

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.

(The Company)

(Established in Road Town, Tortola, British Virgin Islands)

IT IS HEREBY RESOLVED THAT:

(1)	Clause 5.1 of the Company’s Memorandum of Association be deleted in its entirety and that the following clause 5.1 be substituted therefore:

The Company is authorised to issue a maximum of 230,000,000 shares of a single class of US$0.01 each.

(2)	In accordance with Section 13 of the BVI Business Companies Act, an extract of this Resolution be filed with the Registrar of Corporate Affairs in the British Virgin Islands together with an amended and restated Memorandum and Articles of Association of the Company.

This Resolution was passed on the 15th day of May, 2020.

/s/ Dharmesh Pandya
Dharmesh Pandya
Director